Exhibit 3.1

ARTICLES OF INCORPORATION

OF

BANK OF THE JAMES FINANCIAL GROUP, INC.

The undersigned does hereby form a Virginia stock corporation under the provisions of Title 13.1 and Title 6.1 of the Code of Virginia, and to that end does set forth the following:

ARTICLE I

NAME

The name of the Corporation is:

BANK OF THE JAMES FINANCIAL GROUP, INC.

ARTICLE II

PURPOSES

The purpose for which the Corporation is organized is to act as a bank holding company, or subject to regulatory consent, as a financial holding company, and to transact any and all lawful business not required to be specifically stated in the Articles of Incorporation, for which corporations may be formed under the Virginia Stock Corporation Act.

ARTICLE III

AUTHORIZED STOCK

The Corporation shall have authority to issue ten million (10,000,000) shares of Common Stock, par value $4.00 per share.

1. Dividends. Subject to the provisions of law and the rights of holders of shares at the time outstanding of all classes of stock having prior rights as to dividends, the holders of Common Stock at the time outstanding shall be entitled to receive such dividends at such times and in such amounts as the Board of Directors may deem advisable.

2. Liquidation. In the event of any liquidation, dissolution or winding up (whether voluntary or involuntary) of the Corporation, after payment or provision for the payment of all the liabilities and obligations of the Corporation and all preferential amounts to which the holders of shares at the time outstanding of all classes of stock having prior rights thereto shall be entitled, the remaining net assets of the Corporation shall be distributed ratably among the holders of the shares at the time outstanding of Common Stock.

3. Voting. Except to the extent to which the Board of Directors shall have specified voting power with respect to any other class of stock and except as otherwise provided by law, the exclusive voting power shall be vested in the Common Stock, the holder thereof being entitled to one vote for each share of Common Stock at all meetings of the shareholders of the Corporation. No cumulative voting shall be allowed.

ARTICLE IV

NO PREEMPTIVE RIGHTS

No holder of any outstanding shares of stock of the Corporation shall have any preemptive rights with respect to any subscriptions, warrants, rights or options to purchase any shares of stock of the Corporation, or any obligations convertible into any shares of stock of the Corporation or into subscriptions, warrants, rights or options to purchase any shares of stock in the Corporation.

ARTICLE V

ELECTION OF DIRECTORS

The management, control and government of the Corporation shall be vested in the Board of Directors, which shall be composed of no less than five (5) nor more than twenty-five (25) directors which minimum and maximum number of directors may not be changed except by amendment to the Articles of Incorporation. The Directors shall be divided into three (3) groups, Group I, Group II, and Group III, as nearly equal in number as possible. The initial directors shall serve for the terms indicated in Article VIII herein. After the expiration of their initial term of office, Directors of each group shall be elected for three (3) year terms. All directors shall remain in office until their successors have been duly elected by the shareholders and qualified.

ARTICLE VI

INDEMNIFICATION AND ELIMINATION OF LIABILITY

1. Indemnification of Directors and Officers. Except as provided in Section 2 of this Article, the Corporation shall indemnify every individual made a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if: (i) he conducted himself in good faith; and (ii) he believed, in the case of conduct in his official capacity with the Corporation, that his conduct was in its best interests, and in all other cases, that his conduct was at least not opposed to its best interests (or in the case of conduct with respect to an employee benefit plan, that his conduct was for the purpose he believed to be in the interests of the participants of and beneficiaries of the plan); and (iii) he had no reasonable cause to believe, in the case of any criminal proceeding, that his conduct was unlawful.

2. Indemnification Not Permitted. The Corporation shall not indemnify any individual against his willful misconduct or a knowing violation of the criminal law or against any liability incurred by him in any proceeding charging improper personal benefit to him, whether or not by or in the right of the Corporation or involving action in his official capacity, in which he was adjudged liable by a court of competent jurisdiction on the basis that personal benefit was improperly received by him.

3. Effect of Judgment or Conviction. The termination of a proceeding by judgment, order, settlement or conviction is not, of itself, determinative that an individual did not meet the standard of conduct of this Article or that the conduct of such individual constituted willful misconduct or a knowing violation of the criminal law.

4. Determination and Authorization. Unless ordered by a court of competent jurisdiction, any indemnification under Section 1 of this Article shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the individual is permissible in the circumstances because: (i) he met the standard of conduct set forth in Section 1 of this Article and, with respect to a proceeding by or in the right of the Corporation in which such individual was adjudged liable to the Corporation, he is fairly and reasonably entitled to indemnification in view of all of the relevant circumstances even though he was adjudged liable; and (ii) the conduct of such individual did not constitute willful misconduct or a knowing violation of the criminal law.

Such determination shall be made: (i) by the board of directors by a majority vote of a quorum consisting of directors not at the time parties to the proceeding; or (ii) if such a quorum cannot be obtained, by a majority vote of a committee duly designated by the board of directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding; or (iii) by special legal counsel selected by the board of directors or its committee in the manner heretofore provided or, if such quorum of the board of directors cannot be obtained and such a committee cannot be designated, selected by a majority vote of the board of directors (in which selection directors who are parties may participate); or (iv) by the shareholders, but shares owned by or voted under the control of individuals who are at the time parties to the proceeding may not be voted on the determination. Authorization of indemnification, evaluation as to reasonableness of expenses and determination and authorization of advancements for expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of expenses shall be made by those selecting such counsel.

5. Advance for Expenses. The Corporation may pay for or reimburse the reasonable expenses incurred by any individual who is a party to a proceeding in the advance of final disposition of the proceeding if (i) he furnished the Corporation a written statement of his good faith belief that he has met the standard of conduct described in Section 1 of this Article and a written undertaking, executed personally or on his behalf to repay the advance if it is ultimately determined that indemnification of such individual in the specific case is not permissible; and (ii) a determination is made that the facts then known to those making the determination would not preclude indemnification under this Article. An undertaking furnished to the Corporation in accordance with the provisions of this Section shall be an unlimited general obligation of the individual furnishing the same but need not be secured and may be accepted by the Corporation without reference to financial ability to make repayment.

6. Indemnification of Employees and Agents. The Corporation may, but shall not be required to, indemnify and advance expenses to employees and agents of the Corporation to the same extent as provided in this Article with respect to directors and officers.

7. Elimination of Liability of Directors and Officers. Except as provided in Section 8 of this Article, in any proceeding brought by or in the right of the Corporation or brought by or on behalf of shareholders of the corporation, a director or officer of the Corporation shall not be liable in any monetary amount for damages arising out of or resulting from a single transaction, occurrence or course of conduct.

8. Liability of Directors and Officers Not Eliminated. The liability of a director or officer shall not be eliminated in accordance with the provisions of Section 7 of this Article if the director or officer engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law, including without limitation, any claim of unlawful insider trading or manipulation of the market for any security.

9. Definitions. In this Article:

“Director” and “officer” mean an individual who is or was a director or officer of the Corporation, as the case may be, or who, while a director or officer of the Corporation is or was serving at the Corporation’s request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. A director or officer shall be considered to be serving an employee benefit plan at the Corporation’s request if his duties to the Corporation also impose duties on, or otherwise involved services by, him to the plan or to participants in or beneficiaries of the plan.

“Individual” includes, unless the context requires otherwise, the estate, heirs, executors, personal representatives and administrators of an individual.

“Corporation” means the Corporation and any domestic or foreign predecessor entity of the Corporation in a merger or other transaction in which the predecessor’s existence ceased upon consummation of the transaction.

“Expenses” includes but is not limited to counsel fees.

“Liability” means the obligations to pay a judgment, settlement, penalty, fine, including any excise tax assessed with respect to any employee benefit plan, or reasonable expenses incurred with respect to a proceeding.

“Official capacity” means (i) when used with respect to a director, the office of director in the Corporation; (ii) when used with respect to an officer, the office in the Corporation held by him; or (iii) when used with respect to an employee or agent, the employment or agency relationship undertaken by him on behalf of the Corporation. “Official capacity” does not include service for any other foreign or domestic corporation or other partnership, joint venture, trust, employee benefit plan or other enterprise.

“Party” includes an individual who was, is or is threatened to be made a named defendant or respondent in a proceeding.

“Proceeding” means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal.

10. Provisions Not Exclusive. As authorized by the Virginia Stock Corporation Act, the provisions of this Article are in addition to and not in limitation to the specific powers of a corporation to indemnify directors and officers set forth therein. If any provision of this Article shall be adjudicated invalid and unenforceable by a court of competent jurisdiction, such adjudication shall not be deemed to invalidate or otherwise affect any other provision hereof or any power of indemnity which the Corporation may have under the Virginia Stock Corporation Act or other laws of the Commonwealth of Virginia.

ARTICLE VII

SHAREHOLDER APPROVAL OF CERTAIN TRANSACTIONS

An amendment of the Corporation’s Articles of Incorporation, a plan of merger or share exchange, a transaction involving the sale of all or substantially all of the Corporation’s assets other than in the regular course of business and a plan of dissolution shall be approved by the vote of a majority of all the votes entitled to be cast on such transaction by each voting group entitled to vote on the transaction at a meeting at which a quorum of the voting group is present, provided that the transaction has been approved and recommended by at least two-thirds of the Directors in office at the time of such approval and recommendation. If the transaction is not so approved and recommended by at least two-thirds of the Directors in office, then the transaction shall be approved by the vote of eighty percent (80%) or more of all the votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction.

ARTICLE VIII

INITIAL DIRECTORS

Set forth below are the names and addresses of individuals who are to serve as the initial directors of the Corporation:

Group	Name	Address	Initial Term
Group I	Donald M. Giles	615 Church St. Lynchburg, VA 24504	Until the 2004 annual meeting of stockholders

Group I	Carl B. Hutcherson, Jr.	615 Church St. Lynchburg, VA 24504	Until the 2004 annual meeting of stockholders

Group I	Thomas W. Pettyjohn, Jr.	615 Church St. Lynchburg, VA 24504	Until the 2004 annual meeting of stockholders

Group II	Robert R. Chapman III	615 Church St. Lynchburg, VA 24504	Until the 2005 annual meeting of stockholders

Group II	Donna Schewel Clark	615 Church St. Lynchburg, VA 24504	Until the 2005 annual meeting of stockholders

Group II	Richard R. Zechini	615 Church St. Lynchburg, VA 24504	Until the 2005 annual meeting of stockholders

Group II	Ted F. Counts	615 Church St. Lynchburg, VA 24504	Until the 2005 annual meeting of stockholders

Group III	Ronald V. Dolan	615 Church St. Lynchburg, VA 24504	Until the 2003 annual meeting of stockholders

Group III	James R. Hughes, Jr.	615 Church St. Lynchburg, VA 24504	Until the 2003 annual meeting of stockholders

Group III	Kenneth S. White	615 Church St. Lynchburg, VA 24504	Until the 2003 annual meeting of stockholders

ARTICLE IX

REGISTERED OFFICE AND REGISTERED AGENT

The initial registered office of the Corporation is 800 Main St., Suite 400, Lynchburg, Virginia 24504, which is located in the City of Lynchburg, Virginia. The initial registered agent is Eric J. Sorenson, Jr., whose business address is the same as the initial registered office and who is a resident of Virginia and a member of the Virginia State Bar.

WHEREFORE, the foregoing Articles of Incorporation have been set forth this 30th day of September, 2003.

/S/ Eric J. Sorenson, Jr.

Eric J. Sorenson, Jr., Incorporator